Table of Contents

EXHIBIT 12.1

CIT Group Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (dollars in millions)

	Quarters Ended
	March 31, 2013		December 31, 2012		March 31, 2012
Earnings:
Net income (loss)	$162.6		$206.8		$(427.0)
Provision for income taxes	15.2		44.2		40.3
Income (loss) before provision for income taxes	177.8		251.0		(386.7)
Fixed Charges:
Interest and debt expenses on indebtedness	291.9		366.6		1,080.6
Interest factor: one-third of rentals on real and personal properties	2.7		3.0		2.1
Total fixed charges for computation of ratio	294.6		369.6		1,082.7
Total earnings before provision for income taxes and fixed charges	$472.4		$620.6		$696.0
Ratios of earnings to fixed charges	1.60	x	1.68	x	(1)

(1)	Earnings were insufficient to cover fixed charges by $386.7 million for the quarter ended March 31, 2012.